CNIT Shares Transfer Today to Nasdaq Capital Market; Company Granted
Additional 180 Day Period to Meet Minimum Bid Requirement

SHENZHEN, CHINA / April 19, 2017 / China Information Technology, Inc. (CNIT), a provider of cloud-app technologies for Internet-of-Things (IoT) platforms and internet-based ad and information distribution systems in China, today announced that the Nasdaq Stock Market has approved the company's application to list its ordinary shares on the Nasdaq Capital Market. These shares, which have been trading on the Nasdaq Global Select Market, will begin trading under the same symbol, CNIT, on the Nasdaq Capital Market at the opening of business today.

Additionally, Nasdaq has determined that CNIT is eligible for an additional 180 calendar day period, or until October 16, 2017, to meet Nasdaq's minimum $1 bid price per share requirement. This determination was based on CNIT meeting all requirements for initial listing on the Capital Market with the exception of the bid price requirement, and on the company's written notice of its intention to cure this deficiency during the additional 180-day compliance period by effecting a reverse stock split, if necessary.

In order for CNIT to regain compliance, the minimum $1 bid price would need to be maintained for a minimum of 10 consecutive business days at any time during the 180-day period. Should the company elect to implement a reverse stock split, it would be required to complete this split no later than ten business days prior to October 16, 2017.

If for any reason CNIT does not regain compliance by this date, Nasdaq would provide written notification that the company's securities will be delisted. At that time, CNIT could file an appeal and a compliance plan with the Nasdaq Hearings Panel, which would have the option of granting the company an additional time period in which to regain compliance.

The company, however, will consider all available options to resolve the minimum bid deficiency and regain compliance during the second compliance period.

About China Information Technology, Inc.

China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com

or

Asia IR-PR
Jimmy Caplan
Tel: +512-329-9505
Email: jimmy@asia-irpr.com

or

Media Relations: Asia IR-PR
Rick Eisenberg
Tel: +212-496-6828
Email: rick@asia-irpr.com